Filed by SYSCO Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Guest Supply, Inc.
                                                   Commission File No. 333-54940
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SYSCO                                                          [GRAPHIC OMITTED]
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SYSCO Corporation                           NEWS RELEASE
1390 Enclave Parkway
Houston, Texas 77077-2099
(281) 584-1390
                                            FOR MORE INFORMATION
                                            CONTACT:  Toni R. Spigelmyer
                                                      Assistant Vice President,
                                                      Investor & Media Relations
                                                      281-584-1458


                   SYSCO ANNOUNCES GUEST SUPPLY EXCHANGE RATIO


     HOUSTON, March 1, 2001 -- SYSCO Corporation (NYSE: SYY) today announced that stockholders of Guest Supply, Inc. (NYSE: GSY) will receive approximately
0.9564 shares of SYSCO common stock for each share of Guest Supply common stock tendered in the exchange offer under the terms of the merger agreement between the two companies, provided the initial offering period is not extended beyond March 5, 2001. This exchange ratio is determined based on the average of the closing prices per share of SYSCO common stock for each of the 15 consecutive trading days ending on Monday, February 26, 2001, the trading day that is five trading days prior to the scheduled expiration date of the offer. If the initial offering period is extended beyond March 5, 2001, the exchange ratio will be recalculated and SYSCO will issue a subsequent press release disclosing the new exchange ratio.

     The initial offering period is scheduled to expire at 11:59 p.m. (EST) on Monday, March 5, 2001, subject to extension. If all offer conditions are satisfied or waived in the initial offering period, SYSCO will promptly accept for exchange all shares of Guest Supply common stock validly tendered prior to the expiration date of the initial offering period. A previously announced subsequent offering period will begin on the next business day following the expiration of the initial offering and will expire at 11:59 p.m. (EST) on the fifth business day following the expiration of the initial offering period, unless the subsequent offering period is extended. During the subsequent offering period, SYSCO will accept and pay for all validly tendered shares when tendered. The same price paid to Guest Supply stockholders at the conclusion of the initial offering period will be paid during the subsequent offering period. Shares tendered during the subsequent offering period may not be withdrawn.

     Headquartered in Monmouth Junction, New Jersey, Guest Supply operates principally as a distributor of personal care guest amenities, housekeeping supplies, room accessories and textiles to the lodging industry, and is a premier supplier of health and beauty aid products for consumer products companies and retailers. For the fiscal year ended September 29, 2000 Guest Supply generated sales of approximately $366 million. Guest Supply operates from 14 distribution centers located throughout the continental United States. SYSCO is the largest foodservice marketing and distribution organization in North America, providing food and related products and services to about 356,000 customers. The SYSCO distribution network, supported by more than 40,000 employees, currently extends throughout the entire contiguous United States, Alaska, the District of Columbia, Hawaii and portions of Canada. For fiscal 2000, which ended July 1, 2000, the company reported sales of $19.3 billion.

                                    -more -

Forward Looking Statements

Certain statements made herein are forward-looking statements. They include statements regarding completion of the exchange offer, as described in the preliminary prospectus, and the consideration to be paid by SYSCO in the exchange offer. These statements are based on management's current expectations and estimates; actual results may differ materially due to certain risks and uncertainties. For example, SYSCO's ability to achieve expected results may be affected by SYSCO's failure to successfully integrate Guest Supply's operations, the failure of the transaction to close due to the inability to obtain regulatory or other approvals, failure of the Guest Supply shareholders to tender shares or to approve the merger, if that approval is necessary, failure of the combined company to retain key executives and other personnel, conditions in the economy, industry growth and internal factors, such as the ability to control expenses. For a discussion of additional factors affecting SYSCO and the exchange offer and merger, see SYSCO's Registration Statement on Form S-4, including the prospectus contained therein, as filed with the Securities and Exchange Commission on February 5, 2001.

Both companies urge investors and security holders to read the following documents, which are now or will become available, as well as other relevant documents to be filed, regarding the exchange offer and merger described above, because they contain important information:

o SYSCO Corporation's preliminary prospectus, prospectus supplements, final prospectus and tender offer materials.

o SYSCO Corporation's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference certain documents and other information about SYSCO and Guest Supply.

o    Guest Supply's Solicitation/Recommendation Statement on Schedule 14D-9.

o    Guest Supply's Information Statement on Schedule 14F-1.

These documents and amendments to these documents have been or will be filed with the Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain free copies of these documents from SYSCO Corporation by directing your request to Investor Relations by fax at (281) 584-2721.
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